# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Haleon plc, CIK 0001900304
CUSIP: 405552100
Title of class of securities: Ordinary Shares, nominal value GBP0.01 per share
Address of issuer's principal executive offices: Building 5, First Floor, The Heights, Weybridge, Surrey, United Kingdom (X0), KT13 0NY
Date of event which requires filing of this statement: 02/25/2025
Filed by CIK 0000078003
Persons authorized to receive notices and communications: Margaret M. Madden, Esq., Pfizer Inc., 66 Hudson Boulevard East, New York, New York (NY), 10001, 212-733-2323; Jacob A. Kling, Esq., Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York (NY), 10019, 212-403-1000

## Reporting persons
- Pfizer Inc. (CIK 0000078003): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 661,709,764; shared voting power 0; sole dispositive power 661,709,764; shared dispositive power 0; aggregate amount beneficially owned 661,709,764 (7.3% of the class)
  Comment: 661,709,764 Ordinary Shares includes: (1) 661,709,764 Ordinary Shares, nominal value GBP0.01 per share ("Ordinary Shares"), of Haleon plc (the "Issuer"), held on behalf of Pfizer Inc. ("Pfizer" or the "Reporting Person") by Pfizer's nominee and (2) zero American Depositary Shares. See Item 5.
  
  Percent of class represented by amount in row (11) is calculated based upon 9,054,145,714 Ordinary Shares outstanding as of January 31, 2025, as reported by the Issuer on its Form 6-K filed with the Securities and Exchange Commission (the "SEC") on February 3, 2025.
  
  The CUSIP on the cover page applies to the Issuer's American Depositary Shares, each representing two Ordinary Shares. No CUSIP has been assigned to the Ordinary Shares.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value GBP0.01 per share
Name of issuer: Haleon plc
Address of issuer's principal executive offices: Building 5, First Floor, The Heights, Weybridge, Surrey, United Kingdom (X0), KT13 0NY
Comment:
Explanatory Note

The following constitutes Amendment No. 13 ("Amendment No. 13") to the Schedule 13D filed with the SEC by Pfizer on July 27, 2022, as amended by Amendment No. 1 on February 1, 2023, Amendment No. 2 on May 15, 2023, Amendment No. 3 on September 11, 2023, Amendment No. 4 on October 10, 2023, Amendment No. 5 on January 19, 2024, Amendment No. 6 on March 19, 2024, Amendment No. 7 on March 22, 2024, Amendment No. 8 on July 29, 2024, Amendment No. 9 on October 1, 2024, Amendment No. 10 on October 3, 2024, Amendment No. 11 on January 16, 2025 and Amendment No. 12 on January 21, 2025 (the "Schedule 13D"). This Amendment No. 13 amends and supplements the Schedule 13D as specifically set forth herein. Except as set forth herein, the Schedule 13D is unmodified. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing: No amendment to this Item is being made.
Residence or business address: No amendment to this Item is being made.
Present principal occupation or employment: No amendment to this Item is being made.
Criminal convictions in the last five years: No amendment to this Item is being made.
Civil proceedings (securities laws) in the last five years: No amendment to this Item is being made.
Citizenship: No amendment to this Item is being made.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: No amendment to this Item is being made.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented as follows:

As previously disclosed, the Pfizer Relationship Agreement terminated following the closing of the January 2025 Secondary Offering and Pfizer no longer has the contractual right to nominate representative directors to be appointed to the Board. As a result, Mr. Supran stepped down from the Board on February 25, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The first and second paragraphs of Item 5 of the Schedule 13D are hereby superseded by the following paragraphs:

On February 25, 2025, Pfizer withdrew the Ordinary Shares underlying the restricted American Depositary Shares that it previously held under a restricted American Depositary Receipts facility with JPMorgan Chase Bank, N.A., as depositary. The number of Ordinary Shares beneficially owned by Pfizer remains unchanged as a result of such withdrawal. As of the date of this Schedule 13D, Pfizer is the beneficial owner of 661,709,764 Ordinary Shares, which represents approximately 7.3% of the Issuer's outstanding Ordinary Shares. Pfizer's beneficial ownership is composed of (1) 661,709,764 Ordinary Shares held on behalf of Pfizer by Pfizer's nominee and (2) zero American Depositary Shares. The beneficial ownership percentage reported herein was calculated based on 9,054,145,714 Ordinary Shares outstanding as of January 31, 2025, as reported by the Issuer on its Form 6-K filed with the SEC on February 3, 2025.

The number of Ordinary Shares as to which the Reporting Person has the sole power to vote or direct the vote is 661,709,764. The number of Ordinary Shares as to which the Reporting Person shares the power to vote or direct the vote is zero. The number of Ordinary Shares as to which the Reporting Person has the sole power to dispose or direct the disposition is 661,709,764. The number of Ordinary Shares as to which the Reporting Person shares the power to dispose or direct the disposition is zero.
Number of shares as to which each person has sole or shared power to vote or dispose: See (a).
Transactions in the class effected during the past sixty days: No amendment to this Item is being made.
Other persons with the right to receive dividends or sale proceeds: No amendment to this Item is being made.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: No amendment to this Item is being made.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: No amendment to this Item is being made.

## Signatures
- Pfizer Inc.: /s/ Madelyn D. Purcell, Madelyn D. Purcell/Assistant Secretary (02/27/2025)